                                  EXHIBIT 12.1
                          SAN DIEGO GAS & ELECTRIC COMPANY
            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS





                                    1991        1992        1993         1994     1995
                                ----------  ----------  ----------  ---------- ----------

Fixed Charges:

Interest:
  Long-Term Debt                $ 98,000     $99,900    $ 92,596     $ 92,770   $ 95,523
  Short-Term Debt                  7,429       5,319       7,173       10,015     15,345
Amortization of Debt
 Discount and Expense,
 Less Premium                      2,471       2,881       4,162        4,604      4,870
Interest Portion of
 Annual Rentals                   18,067      14,563      19,081       21,838     19,371
                                ----------  ----------- --------- ----------- ----------
   Total Fixed
    Charges                      125,967     122,663     123,012      129,227    135,109
                                ----------  ----------- --------- ----------- ----------
Preferred Dividends
 Requirements                     10,535       9,600       8,565        7,663      7,663
Ratio of Income Before
 Tax to Net Income               1.61473     1.74291     1.70580      1.94788    1.57657
                               -----------  ----------- ---------- ---------- ----------
Preferred Dividends
 for Purpose of Ratio             17,011      16,732      14,610       14,927     12,081
                               -----------  ----------- ---------- ---------- ----------
 Total Fixed Charges
  and Preferred
  Dividends for
  Purpose of Ratio              $142,978    $139,395    $137,622     $144,154   $147,190
                               =========== ==========  ==========  ========== ==========
Earnings:

Net Income (before
 preferred dividend
 requirements)                  $208,060    $210,657    $218,715     $143,477   $233,457
Add:
 Fixed Charges
  (from above)                   125,967     122,663     123,012      129,227    135,109
 Less: Fixed Charges
  Capitalized                      2,907       2,407       2,596        2,472      2,785
Taxes on Income                  127,900     156,500     154,369      135,999    134,605
                              ----------  ----------  ----------  -----------  ---------
 Total Earnings for
  Purpose of Ratio              $459,020    $487,413    $493,500     $406,231   $500,386
                              ==========  ==========  ==========  =========== ==========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends                          3.21        3.50        3.59         2.82       3.40
                              ==========  ==========  ==========  ===========  =========

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